CERTIFICATE OF AMENDMENT
OF
RESTATED CERTIFICATE OF INCORPORATION
OF
ADVANCE AUTO PARTS, INC.

        Advance Auto Parts, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”), does hereby certify:

        FIRST: That at a meeting of the Board of Directors of the Corporation (the “Board”), held on February 18, 2004, resolutions were duly adopted approving and declaring advisable the proposed amendment to the Corporation’s Restated Certificate of Incorporation set forth below:

        Section A of Article IV of the Restated Certificate of Incorporation of the Corporation is hereby amended and restated in its entirety as follows:

“The total number of shares of all classes of stock which the Corporation shall have the authority to issue is Two Hundred Ten Million (210,000,000) shares, consisting of Two Hundred Million (200,000,000)
shares of Common Stock, par value, $0.0001 per share (“Common Stock”), and Ten Million (10,000,000)
shares of Preferred Stock, par value $0.0001 per share (“Preferred Stock”).”

        SECOND: That the stockholders of the Corporation approved, by vote of the necessary number of shares required by statute, at the annual meeting of the stockholders duly called and held on May 19, 2004, upon notice in accordance with provisions of Section 222 of the Delaware General Corporation Law.

        THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

        IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of Restated Certificate of Incorporation to be executed by Eric M. Margolin, its Senior Vice President, General Counsel and Secretary, on this 19th day of May, 2004.

/s/ Eric M. Margolin
______________________
Eric M. Margolin
Senior Vice President
General Counsel and Secretary